

June 17, 2015

<u>Via Facsimile</u>
Dennis R. Alexander
Chief Executive Officer
Mondial Ventures, Inc.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253

> **Re:** **Mondial Ventures, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed April 15, 2014**
> **File No. 000-51033**

Dear Mr. Alexander:

We issued comments on the above captioned filing on September 17, 2014, December 31, 2014, and May 4, 2015. On June 2, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws. We have read the letter you provided on June 15, 2015 and note that our comments remain unresolved.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact John Cannarella, Staff Accountant, at (202) 551-3337 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief